UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For June 2, 2021

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

City of Buenos Aires, June 1, 2021.

DAL N° 413/21

Messrs.

Comisión Nacional de Valores (Argentine Securities and Exchange Commission)

Bolsas y Mercados Argentinos S.A. (Argentine Stock Exchanges and Markets)

Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)

Gerencia Técnica y de Valores Negociables (Technical and Negotiable Securities Management)

Mercado Abierto Electrónico S.A. (Electronic Open Market)

Ref.: Material Fact. Approval of Transition Tariff Schedule.

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Transportadora de Gas del Sur S.A. ("tgs" or the “Company”), in order to report that on this date TGS was notified of Resolution RESOL-2021-149-APN-DIRECTORIO#ENARGAS issued by the Gas Regulatory Body (“Enargas”) and Resolution RESFC-2021-1-APN-DIRECTORIO#ENARGAS jointly approved by Enargas and the Ministry of Economy -which was ratified by Decree no. 353/21-, whereby a Transition Tariff Schedule for tgs is approved, effective as of May 31, 2021 (the “Transition Schedule”).

It should be noted that the Transition Schedule: (i) does not grant a tariff increase to the company whatsoever, and the tariff charts approved by Enargas, effective as of April 1, 2019, remain unchanged. (ii) establishes that as from the entry into force of the Transition Schedule –and until the Final Renegotiation Agreement becomes effective- Enargas may adjust tgs’ tariffs as from April 1, 2022. (iii) does not set a mandatory investment schedule for tgs. (iv) forbids the distribution of dividends and the early settlement of commercial and financial debt incurred with shareholders, the acquisition of other companies and the granting of credit.

tgs is assessing the impact of the Transition Scheduled and also analyzing the measures that should be taken in order to protect its rights and hence obtain a just and reasonable tariff for the Natural Gas Transportation segment.

Yours sincerely,

Hernán Diego Flores Gómez

Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán D. Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: June 2, 2021.